                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  -  )*

                            KRAUSE'S FURNITURE, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                  500760-20-2
                                 --------------
                                 (CUSIP Number)

                            MICHAEL J. CONNELL, ESQ.
                            J. TIMOTHY SCOTT, ESQ.,
                              MORRISON & FOERSTER
                              555 W. FIFTH STREET
                         LOS ANGELES, CALIFORNIA  90013
                                 (213) 892-5200
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                AUGUST 26, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 2 of ___


1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
         Persons

         John F. Hawley

2)       Check the Appropriate Box if a Member of a Group             (a)  [   ]
                                                                      (b)  [ X ]

3)       SEC Use Only  _______________________________________________________

4)       Source of Funds*  OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)   [__]

6)       Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)       Sole Voting Power         0

8)       Shared Voting Power       1,050,000

9)       Sole Dispositive Power    0

10)      Shared Dispositive Power  1,050,000

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,050,000

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [__]

13)      Percent of Class Represented by Amount in Row (11)

         5.5%

14)      Type of Reporting Person

         IN





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 3 of ___


1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
         Persons

         Barbara H. Hawley

2)       Check the Appropriate Box if a Member of a Group             (a)  [   ]
                                                                      (b)  [ X ]

3)       SEC Use Only  _______________________________________________________

4)       Source of Funds*  OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)   [__]

6)       Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)       Sole Voting Power         0

8)       Shared Voting Power       1,050,000

9)       Sole Dispositive Power    0

10)      Shared Dispositive Power  1,050,000

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,050,000

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [__]

13)      Percent of Class Represented by Amount in Row (11)

         5.5%

14)      Type of Reporting Person

         IN





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 4 of ___


         expressly set forth herein, the responses contained herein, including those on the cover page, are as of September 9, 1996 and includes certain information about transactions scheduled to close on or about September 10, 1996.

     Item 1.      SECURITY AND ISSUER

                  This statement relates to the common stock, $.001 par value per share, of KRAUSE'S FURNITURE, INC., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 North Berry Street, Brea, California 92621-3903.

     Item 2.      IDENTITY AND BACKGROUND

                  (a) The persons filing this statement are John F. Hawley ("John Hawley") and Barbara H. Hawley ("Barbara Hawley")(together, the "Hawley Trustees"), in their capacities as co-trustees of the several trusts (the "Hawley Trusts") as follows:

                  Allison Booth Hawley Trust I

                  Caitlin Hale Hawley Trust I

                  Maureen Erin Hawley Trust I

                  Shannon Follen Hawley Trust I

                  Hawley Family Trust

                  Allison Booth Hawley Trust II

                  Caitlin Hale Hawley Trust II

                  Maureen Erin Hawley Trust II

                  Shannon Follen Hawley Trust II

                  (b) The business address of the Hawley Trustees is 515 South Figueroa Street, Suite 1100, Los Angeles, California 90071.

                  (c) John Hawley is President of Surety Financial, the address of which is set forth above as John Hawley's business address. Surety Financial's principal business is mortgage brokerage. Barbara Hawley is a homemaker.

                  (d) During the last five years, neither of the Hawley Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither of the Hawley Trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 5 of ___


                  (f) Each of John Hawley and Barbara Hawley is a citizen of the United States of America.

     Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate purchase price for the Common Stock acquired by the Hawley Trustees on August 26, 1996 (the "First Closing"), together with Common Stock to be acquired on or about September 10, 1996 (the "Second Closing"), is $1,050,000, or $1.00 per share, which funds were derived from the investment corpus of the various Hawley Trusts in proportion to their acquisition of the shares purchased by the Hawley Trustees.

     Item 4.      PURPOSE OF TRANSACTION

                  The purpose of  the transactions more fully described under
Item 6 below, was to recapitalize the Company, substantially increasing its capital base, while eliminating certain debt and preferred stock of the Company. These transactions have had the immediate result of substantially increasing the Company's working capital. In addition, as part of the transactions described, the Company named a new Chairman and Chief Executive Officer.

                  Except as set forth herein and in Item 6, the reporting person herein has no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that the Registration Rights Agreement described below provides that the Company will register under the Securities Act of 1933 up to 500,000 shares held by the Hawley Trustees within approximately 180 days following the initial closing, and will register substantially all the remaining shares held by the Hawley Trustees approximately nine months thereafter. In addition, the Stockholders Agreement described below provides for certain rights of first refusal on the sale of shares of Common Stock by various persons, including the reporting persons hereunder, and provides for certain tag-along rights on certain substantial sales of Common Stock by General Electric Capital Corporation ("GECC") and another principal shareholder group (the "Permal Group"). The tag-along rights do not apply to sales by the reporting persons hereunder.

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, except that, as part of the transactions described herein and pursuant to the Stockholders Agreement, certain shareholders of the Company owning in excess of 50% of the outstanding shares of Common Stock have agreed to cause certain designees, including Philip M. Hawley ("Mr. Hawley") and the designees of GECC and the Permal Group, to be elected to the Company's Board of Directors, which designees will constitute all of the Company's directors for the foreseeable future. In addition, in connection with the issuance of certain notes to GECC as





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 6 of ___


described in Item 6 below, the Company agreed to comply with certain covenants applicable to financial and operational aspects of the Company's business;

                  (e) Any material change in the present capitalization or dividend policy of the Company, except for the substantial change in the Company's capitalization resulting from the transactions described herein;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, other than the agreements described herein, including the Stockholders Agreement;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)     Any actions similar to any of those enumerated above.

     Item 5.      INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Hawley Trusts managed by the Hawley Trustees acquired an aggregate of 1,050,000 shares directly from the Company. Of the 1,050,000 shares of Common Stock acquired by the Hawley Trustees, 950,000 shares were acquired at the time of the First Closing on August 26, 1996. The remaining 100,000 shares, constituting all of the shares acquired by the four trusts designated as "Trust II" below are to be acquired at the time of the Second Closing on or about September 10, 1996. The 1,050,000 shares beneficially owned by the Hawley Trustees constitute 5.5% of the outstanding Common Stock, based on approximately 19,025,000 shares outstanding after the Second Closing. Concurrent with the First Closing, other investors, including Philip M. Hawley ("Mr. Hawley") and Dr. Philip M. Hawley, Jr., a son of Mr. Hawley, acquired 13,246,201 shares directly from the Company. All of such acquisitions were made to provide funds to the Company to finance operations.

                  The Hawley Trustees acquired the shares of Common Stock for the Hawley Trusts in the amounts as follows:

                                                                      Shares of
                                                                      Common Stock
                                                                       Purchased
                                                                       ---------
                  John F. Hawley and
                  Barbara H. Hawley, as Trustees for the Trusts
                  (the "Hawley Trustees") and in the amount below      1,050,000





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 7 of ___


                                                                       Shares of
                                                                      Common Stock
                                                                       Purchased
                                                                       ---------
                  Allison Booth Hawley Trust I                         112,500

                  Caitlin Hale Hawley Trust I                          112,500

                  Maureen Erin Hawley Trust I                          112,500

                  Shannon Follen Hawley Trust I                        112,500

                  Hawley Family Trust                                  500,000

                  Allison Booth Hawley Trust II                         25,000

                  Caitlin Hale Hawley Trust II                          25,000

                  Maureen Erin Hawley Trust II                          25,000

                  Shannon Follen Hawley Trust II                        25,000


                  The Hawley Trustees disclaim membership in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

                  (b) Each of the Hawley Trustees, with the other Hawley Trustee, has shared voting power and power of disposition over the 1,050,000 shares owned by them as trustees for the Hawley Trusts. The shares held of record by the Hawley Trustees are for limited purposes subject of a Stockholders Agreement and a Registration Rights Agreement described below.

                  (c) Except as set forth above, the reporting persons herein are not aware of any transaction effected in the Common Stock during the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock beneficially owned by any reporting person herein.

                  (e)     Not Applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On August 26, 1996, pursuant to various agreements dated as of that date, as described below, the Company sold shares of its Common Stock to the members of the Acquisition Group in the amounts specified in Item 5. The shares of Common Stock were issued in consideration of the payment by the purchaser of cash in the amount of $1.00 per share, or the cancellation of accrued indebtedness of the Company owing to the purchaser, at the rate of $1.00 per share of Common Stock issued, or on conversion of all of the outstanding shares of the Company's Series A Preferred Stock held by the purchaser. In the aggregate, 13,246,201 shares of Common Stock were sold for an aggregate purchase price of $13,246,201, $9,000,000 of which was paid in cash. In addition and in connection with such acquisitions, the Company sold to GECC $5,000,000





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 8 of ___


in principal amount of its 10% Subordinated Pay-In-Kind Notes due August 31, 2001 (the "Notes)" for an aggregate purchase price of $5,000,000, and in connection with GECC's purchase of the Notes, the Company issued to GECC a warrant to purchase 1,400,000 shares of Common Stock at a price equal to par value, $.001 per share. The Company and the purchasers agreed informally prior to the First Closing that up to an additional 2,000,000 shares could be purchased by the purchasers or their affiliates or associates on the same terms at the Second Closing, which was anticipated to follow the First Closing by approximately two weeks. The Second Closing is scheduled to occur on or about September 10, 1996, at which time approximately 1,675,000 shares of Common Stock are to be issued.

                  The Investors entered into the following agreements relating to the acquisition of shares of Common Stock and the voting or transfer of such shares:

                  The Stockholders Agreement (the "Stockholders Agreement") among the Company, the Investors and the Hawley Trustees.

                  The Registration Rights Agreement (the "Registration Rights Agreement") between the Company, the Investors and the Hawley Trustees.

                  The Securities Purchase Agreement (the "GECC Purchase Agreement") between GECC and the Company.

                  A Warrant to purchase shares of the Company executed by the Company in favor of GECC.

                  Individual Purchase Agreements with respect to shares of Common Stock of the Company entered into between the Company and each purchaser of Common Stock.

                  Employment Agreement entered into between the Company and Mr. Hawley.

     Item 7.       MATERIAL TO BE FILED AS EXHIBITS

                  The following are filed as Exhibits hereto:

                  1       Agreements concerning borrowing - none.

                  2-1     Stockholders Agreement, incorporated herein by reference to Exhibit 10.5 to the report of the Company on Form 8-K filed with the Commission on September 10,
                          1996 (the "September 10, 1996 Form 8-K").

                  2-2     Registration Rights Agreement, incorporated herein by reference to Exhibit 10.6 to the September 10, 1996 Form 8-K.

                  2-3     Securities Purchase Agreement (GECC), incorporated herein by reference to Exhibit 10.1 to the September 10, 1996 Form 8-K.

                  2-4     Warrant (GECC), incorporated herein by reference to Exhibit 10.3 to the September 10, 1996 Form 8-K.

                  2-5     Purchase Agreement form, Hawley Trusts, Mr. Hawley and Dr. Hawley.

                  2-6     Employment Agreement (Mr. Hawley), incorporated herein by reference to Exhibit 10.7 to the September 10, 1996 Form 8-K.

                  3-1     Stockholders Agreement (see Exhibit 2-1).

                  3-2     Registration Rights Agreement (see Exhibit 2-2).





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 9 of ___




                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 9, 1996                   /s/  John F. Hawley
                                      -------------------------------------
                                              JOHN F. HAWLEY, Trustee

Dated:  September 9, 1996                  /s/  Barbara H. Hawley
                                      -------------------------------------
                                             BARBARA H. HAWLEY, Trustee

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).